GoGreen Investments Corporation

1021 Main St., Suite #1960

Houston, TX 77002

Telephone: (713) 337-4075

October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C.  20549

Attention: Liz Packebusch

Re:	GoGreen Investments Corporation
Registration Statement on Form S-1
Filed June 4, 2021, as amended File No. 333-256781

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GoGreen Investments Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, October 20, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ John Dowd
John Dowd
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Cravath, Swaine & Moore LLP